SPECTOR GADON & ROSEN, P.C.
                                ATTORNEYS AT LAW

NEW JERSEY OFFICE:             SEVEN PENN CENTER
1000 LENOLA ROAD              1635 MARKET STREET
P.O. BOX 1001                     7TH FLOOR
MOORESTOWN, NJ 08067     PHILADELPHIA, PENNSYLVANIA 19103
(856) 778-8100                  (215) 241-8888
FAX (856) 722-5344             FAX (215) 241-8844


(215) 241-8924

GCHALPHIN@LAWSGR.COM


                                                     June 26, 2002

BY TELECOPY TO 202-942-9635 AND REGULAR MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0409
Attention:  Ms. Peggy Kim, Attorney-Advisor

    Re:  WindsorTech, Inc. Form 10 filed April 30, 2002
         Registration No. 0-07539

Dear Ms. Kim:

         On behalf of WindsorTech, Inc., this will withdraw the referenced filing. My client plans to file a new Form 10 in response to the comments made in your June 6, 2002 letter. In the meantime, please accept for yourself and extend to your colleagues on the Staff my client's thanks for your efforts and assistance to date.

         Thank you for your kind cooperation.

                                                     Very truly yours,

                                                     /s/ Gerald Chalphin

                                                     Gerald Chalphin

GC:mtf

Cc:      Mr. Marc Sherman
         Mr. David A. Loppert
         WindsorTech, Inc.